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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
                             Tender Offer Statement
                      Under Section 14(d)(1) or 13(e)(1) of
                       The Securities Exchange Act of 1934

                            THE SEAGRAM COMPANY LTD.
                       (Name of Subject Company (Issuer))

                                VIVENDI UNIVERSAL
                       (Name of Filing Person and Offeror)

             7.50% Adjustable Conversion-rate Equity Security Units
                           of The Seagram Company Ltd.
                         (Title of Class of Securities)
                                  -------------
                                    811850205
                      (CUSIP Number of Class of Securities)

                                  Michel Avenas
                              Vivendi North America
                                800 Third Avenue
                               New York, NY 10022
                                 (212) 702-3184
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   -Copies to-

  John D. Lobrano       David A. Katz        David Lopez       William S. Haft
 Simpson Thacher &    Wachtell, Lipton,   Cleary, Gottlieb,   Watson, Farley &
      Bartlett          Rosen & Katz      Steen & Hamilton        Williams
 425 Lexington Ave.  51 West 52nd Street  One Liberty Plaza   380 Madison Ave.
 New York, NY 10017  New York, NY 10019  New York, NY 10006  New York, NY 10017
   (212) 455-2000      (212) 403-1000      (212) 225-2000      (212) 922-2200
                                   ----------

                            CALCULATION OF FILING FEE


                Transaction Valuation*         Amount of Filing Fee**
           ---------------------------------------------------------------
                    $1,169,460,000                   $233,892
           ---------------------------------------------------------------

           ---------------------------------------------------------------

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*  Estimated solely for the purpose of calculating the filing fee pursuant to
   Rule 0-11 under the Securities Exchange Act of 1934, as amended, and based on the product of (i) $58.40, the average of the bid and asked price of the 7.50% Adjustable Conversion-rate Equity Security Units (the "units") issued by The Seagram Company Ltd. as of January 29, 2001 and (ii) 20,025,000, the total number of units outstanding at the close of business on December 29, 2000.

** Calculated as 1/50 of 1% of the transaction valuation.

[x] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $267,334             Filing Party: Vivendi Universal
Form or Registration No.: Form F-4           Date Filed: February 5, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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      This Amendment No. 1 is the final amendment to, and supplements, the
Schedule TO filed with the Securities and Exchange Commission (the "SEC") by Vivendi Universal on February 6, 2001 in connection the offer (the "offer") by Vivendi Universal to holders of the outstanding 7.50% Adjustable Conversion-rate Equity Security Units (the "units") issued by The Seagram Company Ltd. to exchange 0.7535 Vivendi Universal American Depositary Shares ("ADSs"), each such ADS representing one Vivendi Universal ordinary share, nominal value [EURO] 5.50, and $4.13 in cash, plus accrued and unpaid distributions to but not including the date of payment, for each unit validly tendered and accepted by Vivendi Universal in the offer.

ITEMS 1 THROUGH 9 AND 11.
------------------------

      Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding thereto the following:

      The offer expired at 12:00 midnight, New York City time, on Wednesday, March 7, 2001 (the "expiration date"). Vivendi Universal has accepted all units validly tendered and not properly withdrawn pursuant to the offer. As of the expiration date, 18,507,716 units, representing approximately 92% of the units outstanding prior to the commencement of the offer, had been validly tendered and not properly withdrawn pursuant to the offer. Vivendi Universal has accepted an additional 1,093,700 units tendered pursuant to the offer. Accordingly, Vivendi Universal has accepted for exchange a total of 19,601,416 units, representing approximately 98% of the units outstanding prior to the commencement of the offer.

      In addition, Vivendi Universal received the consents necessary to effect certain proposed amendments to the units and certain related agreements prior to 12:00 midnight, New York City time, on March 7, 2001. A supplemental agreement and a supplemental indenture to effect such proposed amendments have been executed and delivered. The proposed amendments will become operative upon the purchase by Vivendi Universal of the units accepted pursuant to the offer.

      On March 8, 2001, Vivendi Universal issued a press release announcing the closing of the offer. The full text of the press release is attached as Exhibit 12 (a)(6) hereto and incorporated herein by reference.


ITEM 12.   EXHIBITS

      Item 12 of the Schedule TO is hereby amended by adding thereto the following:

      12(a)(6) Press release issued by Vivendi Universal on March 8, 2001 in connection with the offer.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2001                VIVENDI UNIVERSAL

                                    By: /s/   Dominique Gibert
                                       -----------------------
                                       Name:  Dominique Gibert
                                       Title: Deputy CFO




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                                INDEX TO EXHIBITS

      12(a)(6) Press release issued by Vivendi Universal on March 8, 2001 in connection with the offer.





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